EXHIBIT 5

                     Opinion of Walter W. Bardenwerper, Esq.


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December 10, 1996

Board of Directors
Watson Wyatt & Company
6707 Democracy Boulevard
Suite 800
Bethesda, Maryland  20817-1129

Board of Directors:

As General Counsel of Watson Wyatt & Company, a Delaware corporation ("Watson Wyatt"), I am familiar with the Form S-8 Registration Statement to be filed (the "Registration Statement") by Watson Wyatt with the Securities and Exchange Commission in connection with the offering to Watson Wyatt employees of up to 3,700,000 shares of Watson Wyatt common stock (the "Shares") pursuant to Watson Wyatt's Stock Purchase Plan.

As General Counsel of Watson Wyatt, I am also familiar with Watson Wyatt's Restated Certificate of Incorporation and Bylaws. I have examined the Registration Statement and have examined or caused to be examined such other documents, board resolutions, corporate records and certificates of corporate officers and public officials as I have deemed relevant or necessary to give the opinion set forth below.

Based on the foregoing, I am of the opinion that the issuance of the Shares has been approved by all necessary corporate action and that when the shares are sold and paid for they will be legally issued, fully paid and non-assessable.

I hereby consent to the filing of this opinion as an Exhibit to the Registration Statement, as well as the reference to me and my opinion appearing in Item 5 of the Registration Statement.

Very truly yours,

/s/ Walter W. Bardenwerper

Walter W. Bardenwerper
Vice President, General Counsel and Secretary